Exhibit 21

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization of Subsidiary
Sound Financial Bancorp, Inc.	Sound Community Bank	100%	Washington

Sound Community Bank	Sound Community Insurance Agency, Inc.	100%	Washington